                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                    FORM T-3

                FOR APPLICATION FOR QUALIFICATION OF INDENTURES
                     UNDER THE TRUST INDENTURE ACT OF 1939

                         The Columbia Gas System, Inc.
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                              (Name of Applicant)

                    20 Montchanin Road, Wilmington, DE 19807
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                    (Address of principal executive offices)

          Securities to be Issued Under the Indenture to be Qualified

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         Title of Class                                          Amount
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Senior Debt Securities                                      up to $2.1 Billion

         ___% Debentures Series A
         ___% Debentures Series B
         ___% Debentures Series C
         ___% Debentures Series D
         ___% Debentures Series E
         ___% Debentures Series F
         ___% Debentures Series G

Approximate date of proposed public offering:           November 27, 1995
                                             -----------------------------------

Name and address of agent for service:

                           L. J. Bainter, Treasurer
                        The Columbia Gas System, Inc.
                              20 Montchanin Road
                             Wilmington, DE 19807



THE APPLICANT HEREBY AMENDS THIS APPLICATION FOR QUALIFICATION ON THE DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL (i) THE 20TH DAY AFTER THE FILING OF AN AMENDMENT WHICH SPECIFICALLY STATES THAT IT SHALL SUPERSEDE THIS APPLICATION OR SUBSEQUENT AMENDMENT, OR (ii) SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 307(c) OF THE ACT, MAY DETERMINE UPON WRITTEN REQUEST OF THE APPLICANT.
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                                    GENERAL

ITEM 1.  GENERAL INFORMATION

            (a)   Form of organization:  A CORPORATION
            (b) State or other sovereign power under the laws of which organized: DELAWARE

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

         The applicant is a debtor under Chapter 11 of Title 11 of the Code (the "Bankruptcy Code"). The applicant has filed a plan of reorganization (the "Plan") pursuant to Section 1125 of the Bankruptcy Code and the securities being registered hereunder are being issued pursuant to the Plan to creditors of the applicant. Accordingly, registration of the indenture securities under the Securities Act of 1933, as amended, is not required pursuant to Section 1145 of the Bankruptcy Code.

         Section 1145 of Title 11 of the United States Code (the "Bankruptcy Code") exempts the original issuance of securities under the Plan from registration under section 5 of the Securities Act of 1933 if three principal requirements are satisfied; (i) the securities must be issued by the debtor or its successors "under a plan" of reorganization, (ii) the recipients of the securities must hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor, and (iii) the securities must be issued entirely in exchange for the recipient's claim against or interest in the debtor, or "principally" in such exchange and "partly" for cash or property.

         The applicant believes that the contemplated issuances of the indenture securities will satisfy all three conditions because (i) those issuances are specifically required under the provisions of the applicant's Plan pursuant to which the indenture securities will be issued, (ii) the recipients of such securities will be holders of claims against or interest in the applicant, and (iii) the recipients will be issued the indenture securities entirely in exchange for their claims or interests in the applicant.

ITEM 3.  AFFILIATES.   Furnish a list or diagram of all affiliates of the
         applicant and indicate the respective percentages of voting securities or other bases of control. See Exhibit 1.





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MANAGEMENT AND CONTROL

ITEM 4.  DIRECTORS AND EXECUTIVE OFFICERS.

----------------------------------------------------------------------------------------------
Name                              Address                                            Title
----------------------------------------------------------------------------------------------
Richard F. Albosta                c/o The Columbia Gas System, Inc.                  Director
                                  20 Montchanin Road
                                  Wilmington, DE 19807

Robert H. Beeby                   c/o The Columbia Gas System, Inc.                  Director
                                  20 Montchanin Road
                                  Wilmington, DE 19807

Wilson K. Cadman                  c/o The Columbia Gas System, Inc.                  Director
                                  20 Montchanin Road
                                  Wilmington, DE 19807

James P. Heffernan                c/o The Columbia Gas System, Inc.                  Director
                                  20 Montchanin Road
                                  Wilmington, DE 19807

Donald P. Hodel                   c/o The Columbia Gas System, Inc.                  Director
                                  20 Montchanin Road
                                  Wilmington, DE 19807

Malcolm T. Hopkins                c/o The Columbia Gas System, Inc.                  Director
                                  20 Montchanin Road
                                  Wilmington, DE 19807

Malcolm Jozoff                    c/o The Columbia Gas System, Inc.                  Director
                                  20 Montchanin Road
                                  Wilmington, DE 19807

William E. Lavery                 c/o The Columbia Gas System, Inc.                  Director
                                  20 Montchanin Road
                                  Wilmington, DE 19807

George E. Mayo                    c/o The Columbia Gas System, Inc.                  Director
                                  20 Montchanin Road
                                  Wilmington, DE 19807

Douglas E. Oleson                 c/o The Columbia Gas System, Inc.                  Director
                                  20 Montchanin Road
                                  Wilmington, DE 19807

Ernesta G. Procope                c/o The Columbia Gas System, Inc.                  Director
                                  20 Montchanin Road
                                  Wilmington, DE 19807





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

Oliver G. Richard III             c/o The Columbia Gas System, Inc.                  Chairman of the Board,
                                  20 Montchanin Road                                 Chief Executive Officer
                                  Wilmington, DE 19807                               and President of
                                                                                     Applicant

James R .Thomas, II               c/o The Columbia Gas System, Inc.                  Director
                                  20 Montchanin Road
                                  Wilmington, DE 19807

William R. Wilson                 c/o The Columbia Gas System, Inc.                  Director
                                  20 Montchanin Road
                                  Wilmington, DE 19807


OFFICERS OF THE APPLICANT (other than stated above)

----------------------------------------------------------------------------------------------
Name                              Address                                            Title
----------------------------------------------------------------------------------------------
Carolyn M. Afshar                 c/o The Columbia Gas System, Inc.                  Secretary
                                  20 Montchanin Road
                                  Wilmington, DE 19807

Larry J. Bainter                  c/o The Columbia Gas System, Inc.                  Treasurer
                                  20 Montchanin Road
                                  Wilmington, DE 19807

Tejinder S. Bindra                c/o The Columbia Gas System, Inc.                  Assistant Secretary
                                  20 Montchanin Road
                                  Wilmington, DE 19807

Richard A. Casali                 c/o The Columbia Gas System, Inc.                  Vice President
                                  20 Montchanin Road
                                  Wilmington, DE 19807

Joyce K. Hayes                    c/o The Columbia Gas System, Inc.                  Assistant Secretary
                                  20 Montchanin Road
                                  Wilmington, DE 19807

Richard E. Lowe                   c/o The Columbia Gas System, Inc.                  Vice President and Controller
                                  20 Montchanin Road
                                  Wilmington, DE 19807

Michael W. O'Donnell              c/o The Columbia Gas System, Inc.                  Senior Vice President
                                  20 Montchanin Road                                 and Chief Financial Officer
                                  Wilmington, DE 19807

Peter M. Schwolsky                c/o The Columbia Gas System, Inc.                  Senior Vice President
                                  20 Montchanin Road                                 and Chief Legal Officer
                                  Wilmington, DE 19807





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ITEM 5.  PRINCIPAL OWNERS OF VOTING SECURITIES.  Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant as of November 1, 1995: NONE.

                                  UNDERWRITERS

ITEM 6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the applications, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten. NONE.

                               CAPITAL SECURITIES

ITEM 7.  CAPITALIZATION.

            (a) Furnish the following information as to each authorized class of securities of the applicant.

            As of November 1, 1995.  See Exhibit 2.

            (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

         Subject to the rights of the holders of the Preferred Stock, the holders of Common Stock are entitled to one vote per share, in person or by proxy, upon all matters presented to the common stockholders.

                              INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Act.



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         The Indenture contains the following Events of Default; (i) default in payments of the Indenture Securities; (ii) failure to comply with covenants;
(iii) failure to discharge or otherwise provide for final, non-appealable judgments for the payment of money exceeding $50 million in uninsured liability; and (iv) certain events of insolvency with respect to the applicant; all subject, as applicable, to customary grace periods (Article 5.01 of the Indenture).

        The holders of a majority in principal amount of Indenture Securities outstanding may waive any past default under the Indenture with respect to such securities, except a default not theretofore cured in the payment of the principal of or interest on any Indenture Securities or in respect of any provision which under the Indenture cannot be modified or amended without the consent of the holder of each security affected (Article 5.04 of the Indenture).

         Within 90 days after the Trustee becomes aware of the occurrence of any default under the Indenture, the Trustee shall transmit by mail to all holders of Indenture Securities notice of such default, unless such default shall have been cured or waived; provided, however, that, except in the case of a default in the payment of principal and interest on any Indenture Security (including payments pursuant to the mandatory redemption provisions of such security), if any, the Trustee shall be protected in withholding such notice so long as a committee of its trust officers determines in good faith that the withholding of such notice is in the interests of the holders of Indenture Securities. The term "default" means any event which is, or after notice or lapse of time or both, would become, an Event of Default with respect to Indenture Securities (Section 6.05 of the Indenture).

         At any time and from time to time after the execution and delivery of the Indenture, the Applicant may execute and deliver Indenture Securities to the Trustee for authentication, together with an order for the authentication and delivery of such securities and the Trustee shall authenticate and deliver such securities. The Indenture Securities are not valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the security. Each Indenture Security shall be dated the date of its authentication.

         Pursuant to the applicant's Plan of Reorganization, the Trustee, upon receipt of a Company Order from the applicant, will authenticate the Indenture Securities for original issue in an aggregate principal amount of up to $2.1 billion. These Indenture Securities are being issued to certain creditors of the applicant in exchange for bankruptcy claims against the applicant pursuant to the applicant's Plan of Reorganization. (See Section 2.03 of the Indenture).

         The Indenture Securities will be general senior obligations of the applicant. Therefore, there will be no property subject to lien under the Indenture.

          When (i) the Applicant delivers to the Trustee all outstanding Securities (other than Securities replaced pursuant to Section 2.09 of the Indenture) for cancellation or (ii) all outstanding Securities have become due and payable and the Applicant irrevocably deposits with the Trustee funds sufficient to pay at maturity all outstanding Securities, including interest thereon (other than Securities replaced pursuant to Section 2.09 of the Indenture), and if in either case the Applicant pays all other sums payable hereunder by the Applicant, then this Indenture shall, except with respect to certain continuing obligations of the Applicant under Section 7.01(c) of the Indenture, cease to be of further effect. The Trustee shall acknowledge satisfaction and discharge of this Indenture on demand of the Applicant accompanied by an Officers' Certificate and an Opinion of Counsel (Section 7.01 of the Indenture). In addition, the applicant may, at any time, terminate (i) all its obligations under the Indenture Securities and the Indenture ("Legal Defeasance Option") or (ii) its obligations to comply with certain restrictive covenants, provided that the applicant irrevocably deposits in trust with the Indenture Trustee money or U.S. government obligations for the payment of principal of and interest on the Indenture Securities to maturity or redemption, as the case may be. The conditions to defeasance shall be that (i) no default exists or occurs, (ii) the applicant obtains a certificate from a firm of nationally recognized independent accountants that the deposited U.S. government obligations will be sufficient to pay principal of the interest on the Indenture Securities to be defeased when due and (iii) in the case of the Legal Defeasance Option, 91 days pass after the deposit is made and no event of bankruptcy with respect to the applicant is continuing at the end of the 91-day period (Sections 7.01 and 7.02 of the Indenture).






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

         The Applicant shall deliver to the Trustee within 120 days after the end of each fiscal year of the Applicant a certificate from its principal executive officer, principal financial officer or principal accounting officer stating that in the course of the performance by such signer of his duties as an officer of the Applicant he would normally have knowledge of any Default by the Applicant or any noncompliance with the conditions and covenants under the Indenture and whether or not he knows of any Default or any such noncompliance that occurred during such period. If such officer does, the certificate shall describe the Default or noncompliance, its status and what action the Applicant is taking or proposes to take with respect thereto. (Section 3.05 of the Indenture). The Indenture also requires the applicant to file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such information, documents and reports with respect to compliance by the the applicant with the conditions and covenants of the Indenture as may be required from time to time by such rules and regulations (Section 3.02 of the Indenture).

ITEM 9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities. NOT APPLICABLE.

         CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

         (a)   page number 1 to 7, consecutively.
         (b) the statement of eligibility and qualification of each trustee under the indenture to be qualified. See Exhibit 3.
         (c) the following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

         Subject to Rule 7a-29 permitting incorporation of exhibits by reference, the following exhibits are to be filed as a part of the application for qualification:

EXHIBIT T3A. A copy of the charter as now in effect or if the applicant is not a corporation, a copy of the correlative instruments or organization.

         Restated Certificate of Incorporation (as amended) of The Columbia Gas System, Inc filed as Exhibit 3(a) to the applicant's annual report on Form 10-K for the year ending December 31, 1991, File No. 0-1098.

EXHIBIT T3B. A copy of the existing bylaws or instruments corresponding thereto.

         Bylaws (as amended) of The Columbia Gas System, Inc. filed as Exhibit 3(b) to the applicant's annual report on Form 10-K for the year ending December 31, 1987, File No. 0-1098.

EXHIBIT T3C. A copy of the Indenture to be qualified. The Indenture shall include, or be accompanied by, a reasonably itemized table of contents showing the articles, sections and subsections or other divisions of the Indenture, together with the subject matter thereof and the pages on which they appear.
A Form of Indenture Supplement for the Debentures to be issued pursuant to the applicant's Plan of Reorganization are attached as Exhibit 1A to the Applicant's Amended Disclosure Statement incorporated by referenced hereto (Exhibit T3D(a)).





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EXHIBIT T3D.  A copy of every prospectus, notice, circular, letter, or other written communication which is to be sent or given to security holders in connections with the issuance or distribution of the Indenture securities. Copies of replies to inquiries from security holders, however, need not be filed.

         (a)   The Amended Disclosure Statement (with exhibits) pursuant to
               Section 1125 of the Bankruptcy Code for the third amended Plan of Reorganization of The Columbia Gas System, Inc. dated July 27, 1995 filed as an Exhibit to applicant's Form 8-K filed on August 4, 1995.

         (b) Memorandum Opinion Order of the U.S. Securities and Exchange Commission approving applicant's Plan of Reorganization dated August 25, 1995.

EXHIBIT T3E. A cross reference sheet showing the location in the Indenture of the provision inserted therein pursuant to Section 310 through 318(a), inclusive, of the Act.

         Filed as Page 1 of Exhibit T3C filed herewith.



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                                   SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, THE COLUMBIA GAS SYSTEM, INC., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Wilmington, and State of Delaware on the 8th day of November, 1995.

(SEAL)                                        The Columbia Gas System, Inc.
                                              -----------------------------

                                         By:  /s/ L. J. Bainter
                                              ---------------------------
                                                     L. J. Bainter

                                              ---------------------------
                                                       Treasurer

Attest: /s/ T.S. Bindra
        -------------------------
            T.S. Bindra






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